

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2013

Via E-mail
Cliff Blake
Chief Executive Officer and President
First Rate Staffing Corporation
2775 West Thomas Road
Suite 107
Phoenix, AZ 85018

> **Re: First Rate Staffing Corporation**
> **Form 8-K**
> **Filed November 13, 2012**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed April 11, 2013**
> **File No. 000-54427**

Dear Mr. Blake:

　　We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

　　　　　　　　　　Sincerely,

　　　　　　　　　　/s/ Terry French for

　　　　　　　　　　Larry Spirgel
　　　　　　　　　　Assistant Director

cc: Via E-mail
　　　　Anthony A. Patel, Esq.
　　　　Lee W. Cassidy, Esq.
　　　　Cassidy & Associates